March 7, 2007

Mail Stop 3561

<u>Via U.S. Mail and Facsimile</u>

Mr. Joseph Cellura
Chief Executive Officer
Orbit Brands Corporation
13701 Riverside Drive
Suite 701
Sherman Oaks, California 91423

RE: Orbit Brands Corporation ("The Company")
     File # 0-24812
     Form 8-K filed on March 7, 2007

Dear Mr. Cellura:

We have reviewed the disclosures in Forms 8-K filed on March 7, 2007, and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond within ten business days to address our comments and confirm that such comments will be complied with. Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

Mr. Joseph Cellura
Orbit Brands Corporation
March 7, 2007
Page 2

1.   Please revise the Form to state whether the former accountant resigned, declined to stand
        for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of
        Regulation S-K. It is not sufficient to state that the company "completed the
        engagement" of the accountant, as that wording is unclear to a reader.

Exhibit 16:

2.   Please file a letter from your former accountant, indicating whether or not they agree
        with your revised disclosures in the Form 8-K.

Other

3.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure
        in the filings reviewed by the staff to be certain that they have provided all information
        investors require. Since the company and its management are in possession of all facts
        relating to a company's disclosure, they are responsible for the accuracy and adequacy of
        the disclosures they have made. In connection with responding to our comments, please
        provide, in writing, a statement from the company acknowledging that

  · the company is responsible for the adequacy and accuracy of the disclosure in the filings;
  · staff comments or changes to disclosure in response to staff comments in the filings
    reviewed by the staff do not foreclose the Commission from taking any action with
    respect to the filing; and
  · the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you
provide to the staff of the Division of Corporation Finance in our review of your filing or in
response to our comments on your filing.

Please file your supplemental response via Edgar in response to these comments within five
business days of the date of this letter. Please note that if you require longer than five business
days to respond, you should contact the staff immediately to request additional time. You may
contact Effie Simpson at (202) 551-3346 or Bob Benton, at (202) 551-3804 if you have any
questions.

                                        Sincerely,

                                        E. L. Simpson

                                        Effie Simpson
                                        Staff Accountant